Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614
Tel: (949) 486-3990
Fax: (949) 486-3995

April 25, 2008

Mr. David Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:          Financial Media Group, Inc.
        Form 10-KSB for the Year Ended August 31, 2007
        File No. 000-32923

Dear Mr. Humphrey:

We are in receipt of your comment letter dated March 11, 2008 to Financial Media Group, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following. We will amend and file the Company’s Form 10-KSB for the fiscal year ended August 31, 2007 to incorporate our revised responses to your comments.

Form 10-KSB for Fiscal Year Ended August 31, 2007

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 12

1.
In the third paragraph, please delete your presentation of the non-GAAP financial measure you refer to as adjusted current assets over current liabilities excluding deferred revenue. See FR-65 for guidance.

We agree to amend the presentation and will delete the last sentence in the third paragraph of the non-GAAP financial measure.

Application of Critical Accounting Policies, page 13

Marketable Securities

2.
Please revise your discussion of critical accounting policies to include your policies regarding recording and valuation of marketable securities, as they represent nearly all your assets and impairments on such assets are responsible for the majority of the net loss in each of the years an income statement is presented.

We agree to amend our discussions of critical accounting policies and will include in our discussions accounting policies relating to “Marketable Securities” under the heading Application of Critical Accounting Policies as follows:

Marketable Securities

The Company’s investments in securities are classified as available-for-sale and, as such, are carried at fair value based on quoted market prices. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a separate component of stockholder’s equity. Realized and unrealized gains and losses for securities classified as available-for-sale are included in the statement of operations and comprehensive gain, respectively.

Consolidated Statement of Stockholders’ Deficit, page 26

3.
The balance of “Common Stock to be Issued” at August 31, 2006 appears to have been reduced to zero during the fiscal year ended August 31, 2007, but there is no activity shown during that fiscal year. Please revise.

We agree to revise the Consolidated Statement of Stockholders’ Deficit table to incorporate the change. This was due to a typographical error of missing a number $130,500 on the line item for Common Stock Issued for Cash on the Consolidated Statement of Shareholders’ Deficit as of August 31, 2007. However, the change does not affect the Stockholders’ Deficit amount as of August 31, 2007.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 29

4.
Please completely revise your revenue recognition policy discussion here and within Critical Accounting Policies in MD&A to address each major source of revenue. Your discussion should not be a reiteration of guidance, but should explain how your policy related to each revenue stream complies with such guidance. Include a draft of your proposed disclosure with your response.

We agree to revise and expand our revenue recognition policy in detail. The amended disclosure is incorporated in the Company’s amended Form 10-KSB/A as of August 31, 2007 as follows:

Revenue Recognition Policy

The Company’s primary source of revenue is generated from providing Internet based media and advertising services and a full array of customized investor awareness programs to small and medium sized companies through its financial websites www.wallst.net and my.wallst.net. The services include audio and video production of senior management interviews, newsletters and editorials, small cap companies’ conferences and seminars, e-mail mailings and forums, media and advertising. These services are provided by the Company’s subsidiaries WallStreet Direct, Inc. and Digital WallStreet, Inc. Revenues from Internet based media and advertising services are recognized and recorded pursuant to the guidelines established under Staff Accounting Bulletin 104 when the Company executes a contractual agreement with the client for a fixed fee for services performed, delivery of services has occurred, and collectibility of the fees is reasonably assured.

The Company provides news wire and compliance services to small and medium size publicly traded companies including preparation of registration statements, electronic filings and reporting of SEC documents (EDGAR), preparation of proxy materials and news distribution. Such services are provided by the Company’s subsidiary Financial Filings Corp. Revenues are recognized and recorded pursuant to the guidelines established under Staff Accounting Bulletin 104 when the Company executes a contractual agreement with the client for a fixed fee, delivery of the services has occurred and collectibility of the fees is reasonably assured.

The Company provides a broad range of information on investing techniques and education tools to investors through workshops and exhibits. The Company’s subsidiary Wealth Expo provides revenue streams for the Company through exhibition sales, speaking presentation sales, collateral material sales and advertising sales. Revenues from Wealth Expo services is recognized and recorded pursuant to the guidelines established under Staff Accounting Bulletin 104 when the Company executes a contractual agreement with the client for a fixed fee for such services performed, delivery of such services has occurred, and collectibility of the fees is reasonably assured.

The Company recognizes revenue for services which is to be provided in future periods, on a pro-rata basis over the term of the agreement. Payments received in advance of services provided, are recorded as deferred revenue.

5.
Please describe to us the circumstances under which you accept marketable securities as payments on accounts receivable. Your response should include a discussion of the approval process for such transactions, whether such arrangements are negotiated in advance or after the receivable is created, and how you verify the value of such securities. Your revenue recognition disclosure should be similarly revised as it appears a large percentage of your revenue is received in the form of marketable securities.

The Company enters in a contractual agreement with its Clients (primarily public entities) for a fixed term, to provide Internet based media and advertising services. The Company agrees to accept the Client’s securities or cash, as compensation for providing such services. All contractual arrangements are negotiated and agreed in advance of providing services in accordance with the Company’s internal approval procedures. The contract price is agreed based upon the type and the level of services purchased by the Client. If the Company agrees to accept Client’s securities as compensation for payment of such services, the Client’s securities are valued at the fair value based on the quoted market price of securities on the date of the receipt of securities.

We agree to expand and amend the disclosures of our revenue recognition policy as stated in our response to Comment # 4 above.

Basic and Diluted Net Loss Per Share, page 30

6.
Pursuant to paragraph 40(c) of SFAS 128, disclose the number of potential shares of common stock that were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive for the periods presented. In this regard, please note the required disclosure calls for the number of potential shares of common stock, not the number of warrants.

We agree to amend and revise the Basic and Diluted Net Loss Per Share disclosure in the Company’s Form 10-KSB/A as of August 31, 2007 as follows:

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share.” SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of dilutive securities is anti-dilutive. The following potential common shares have been excluded from the computation of diluted net loss per share for the year ended August 31, 2007 and 2006, respectively.

	Year ended
	August 31, 2007	August 31, 2006

Stock options issued to employees	550,000	-
Stock options issued to consultants	200,000	-
Warrants granted for financing	774,667	3,225,502
	4,199,667	4,005,171

Segment Reporting, page 30

7.
We note your disclosure here that you report in one segment. Please explain to us and revise your disclosure to indicate how you determined such aggregation was appropriate given the range of services offered, delivery methods employed, and various types of customers served. Refer to the guidance in paragraphs 10-17 of SFAS 131.

We agree to amend and expand our Segment Reporting policy disclosure as follows:

Reporting Segments

Statement of financial accounting standards No. 131, Disclosures about segments of an enterprise and related information (SFAS No. 131), which superseded statement of financial accounting standards No. 14, Financial reporting for segments of a business enterprise, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performances.

The Company offers a broad range of services to its clients and its primary source of revenue is generated from providing Internet based media and advertising services and a full array of customized investor awareness programs to small and medium sized companies through its financial websites www.wallst.net and my.wallst.net. The Company also provides news wire and compliance services including preparation of registration statements, electronic filings and reporting of SEC documents (EDGAR), preparation of proxy materials and news distribution to the same types of clients whom the Company provides Internet based media and advertising services. The Company started to offer a broad range of information on investing techniques and education tools to investors through workshops, exhibition sales, speaking presentation sales, collateral material sales and advertising sales.

For the year ended August 31, 2007, the revenue generated, assets and net loss from the two sources i.e. news wire and compliance services, and investing techniques and education tools services, is less than 10% of the total revenue, total assets and total net loss, respectively. Hence, SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one primary industry segment i.e. providing Internet based media and advertising services and a full array of customized investor awareness programs to small and medium sized companies.

8.	As a related matter, please revise your disclosure to include the factors used to identify your reportable segments. Refer to paragraph 26 of SFAS 131.

Please refer to our response to the Comment # 7 above regarding segment reporting.

Supplemental Disclosure of Cash Flows, page 32

9.
Please describe to us the facts and circumstances leading you to believe the Wealth Expo brand purchased January 2007 was fully impaired as of August 2007. Specifically address why, if you believe the brand has no value, you have touted the acquisition as a “key milestone” achieved in 2007 in your press release dated January 14, 2008.

The Company acquired the Wealth Expo brand from a third party for a consideration valued at $139,000. The Company entered into an employment arrangement with the Principal who was responsible for managing the Wealth Expo business prior to the acquisition of the brand by the Company. After completion of the acquisition and in due course, the Company determined that the investor expositions business was on a downward trend due to decline in economy and market conditions. The Company was not able to sign up sponsors for hosting the investor exposition seminars held in May 2007, and recorded only $46,686 in revenues. Based upon all these facts the Company took the decision of impairing its investment in Wealth Expo brand as of August 31, 2007.

In September 2007, the Company decided to re-align its efforts into hosting workshops, exhibits and seminars, and presented a Wealth Expo exhibit in late October 2007 in New York City. The exhibit was a tremendous success and a moral booster for the Wealth Expo brand. Furthermore, the Company hired a well experienced seasoned manager on January 2, 2008 to further expand the conference exposition business which the management believed it to be a key milestone achieved in our press release dated January 14, 2008.

Note 3 – Marketable Securities, page 32

10.
Please revise your table on page 32 to indicate the nature of your marketable securities (i.e., debt or equity). Also, in light of the significance of your marketable securities, you should consider separately disclosing your larger holdings along with the name of the exchange on which such securities are traded.

The table on page 32 has been revised to reflect the nature of marketable securities as “equity”. In addition, marketable equity securities of larger holdings are also disclosed with the name of the exchange on which such securities are traded. The Company has amended the Form 10-KSB filing as of August 31, 2007 to incorporate the table in Comment No. 11 below.

11.
It appears from your roll-forward of Other Comprehensive Income that you have both unrealized gains and unrealized losses. Please revise your table on page 32 to present total unrealized gains and total unrealized losses in separate columns by category as required by paragraph 19 of SFAS 115.

The table on page 32 has been revised to disclose both unrealized gains and unrealized losses under separate columns by category as required by paragraph 19 of SFAS 115 in the Company’s amended Form 10-KSB as of August 31, 2007 as follows:

Equity Securities Name and Symbol	Number of shares held at August 31, 2007	Cost	Market Value on August 31, 2007	Accumulated Unrealized Gain	Accumulated Unrealized Loss	Traded on Pink Sheets (PK) or Bulletin Board (BB)

WayPoint Biomedical Holding (WYPH)	715,000	$10,725	$57,200	$46,475	$-	PK
CytoDyn Incorporated (CYDY)	142,857	107,142	92,857	-	(14,285)	BB
Platina Energy Group (PLTG)	1,250,000	137,500	250,000	112,500	-	BB
Homeland Safety International (HSFI)	650,000	8,450	26,000	17,550	-	PK
Organic Recycling Technologies (ORCY)	1,596,000	750,320	718,200	-	(32,120)	BB
Itronics Incorporated (ITRO)	15,000,000	187,500	150,000	-	(37,500)	BB
Atlantis Holding, Inc. (AHGD)	1,400,000	112,000	56,000	-	(56,000)	PK
PRG Group Incorporated (PRGJ)	454,000	40,860	40,860	-	-	PK
Raven Moon Entertainment (RAEM)	2,500,624,843	250,000	250,000	-	-	BB
Canam Energy Incorporated (CNGJ)	550,000	258,500	330,000	71,500	-	PK
Fundstech Corporation (FNDS)	192,308	298,077	269,231	-	(28,846)	BB
iPhone2 Incorporated (IPHE)	56,000,000	61,600	61,600	-	-	PK
Magplane Technology (MAGP)	3,000,000	60,000	60,000	-	-	PK
Alternate Energy Holdings Inc. (AEHI)	100,000	35,000	45,000	10,000	-	PK
RBID.COM Inc. (RBID)	50,000,000	25,000	25,000	-	-	PK
Signature Devices Incorporated (SDVI)	640,000	156,800	132,544	-	(24,256)	PK
New Medium Enterprises (NMEN)	1,500,000	330,000	345,000	15,000	-	BB
New NRG Incorporated (NNRG)	320,000	192,000	240,000	48,000	-	PK
All Energy Incorporated (ALRY)	700,000	40,950	63,000	22,050	-	PK
Others		317,160	422,013	104,853		PK/BB

		$3,379,584	$3,634,505	$447,928	$(193,007)

12.	Further, please revise your disclosure to include a table aging such losses as required by the disclosure provisions of EITF 03-1.

As per our telephone conversation, please provide further clarification on this comment as the EITF 03-1 has been superceded by SFAS 115.

13.
Please describe to us the facts and circumstances leading to the other-than-temporary impairment of securities received in satisfaction of certain accounts receivable during both years an income statement is presented.

The Company reviews, on a quarterly basis or more frequently if warranted by circumstances, the carrying value of the marketable securities it receives from its customers for providing services. The Company records impairment expense when the market value of the securities received show a consistent decline over a period of time, and the carrying amount of the marketable securities exceeds its fair value by 50% or more, and is deemed not recoverable. As such, the Company records the impairment loss for the difference between the carrying amount of the marketable securities and their fair value in its financial statements.

Note 5 – Other Assets, page 33

14.
Please describe to us the facts and circumstances surrounding the “Advances to Third Parties.” Include in your response the identity of such third party and whether such party would be considered a related party.

We have amended the Note 5 to disclose the nature of the transactions. The Company had advanced $25,000 to two unrelated third parties for performing consulting services in relation to the Company’s advertising and media services for its clients. The amounts advanced were $15,000 to Walter Wright, a creative artist, and $10,000 to Infinity Entertainment Group for media advertising.

Note 10 – Notes Payable - Officers, page 334

15.
We note disclosure in your January 4, 2008 Form 8-K that your Board of Directors authorized the conversion of the $3 million in notes payable to your significant shareholders to common stock on August 27, 2007. Please tell us why such authorization was not disclosed in Form 10-KSB for the year ended August 31, 2007.

We agree to amend Note 10 to expand the disclosure. Although the Board authorized the Company to negotiate with the significant shareholder to convert the $3 million in notes payable to common stock, the Company was unable to complete the negotiations and finalize the terms of conversion of the notes payable as of the date of filing of the Company’s Form 10-KSB for the year ended August 31, 2007. Therefore, the Company did not disclose such conversion in its Form 10-KSB as of August 31, 2007. As the Company finalized its negotiations with the significant shareholder on January 4, 2008, the Company filed the Current Report on Form 8-K disclosing the terms of conversion of notes payable to equity.

We agree to revise our disclosures stating the Company’s intent to convert the notes payable to equity and that the Company is negotiating the conversion terms with the principal shareholder.

Note 13 – Equity Transactions, page 35

16.
In order to assist investors in understanding your equity transactions, we suggest you present more information in summary tables. For example, you have several classes of warrants and some of those warrants have expired. Also, certain warrants are exercisable into one share of common stock whereas other warrants are exercisable into thousands of shares of common stock. Therefore, summaries of the number of warrants issued, exercised, expired and outstanding should include the number of shares of common stock underlying those warrants.

We agree to amend our disclosure in Note 13 of the Notes to the financial statements as of August 31, 2007 to expand our discussions on classes of warrants outstanding in equity transactions in summary tables in the Company’s filings of Form 10-KSB as of August 31, 2007. The amended disclosure of Note 13 in the Company’s Form 10-KSB is included herein below:

Note 13 – EQUITY TRANSACTIONS

Common Stock

On June 1, 2005, the WallStreet commenced a private equity offering to accredited investors which closed on December 22, 2005. WallStreet sold 6,325,000 units at $0.25 per unit, for an aggregate of $1,581,250 in net proceeds. Each unit is priced at $0.25 and consists of one (1) share of restricted common stock and one redeemable Class A Warrant and one redeemable Class B Warrant of WallStreet. Each Class A Warrant entitled the registered holder to purchase, at any time until the first anniversary of the date of the offering memorandum, one share of Common Stock at an exercise price of $0.50, subject to adjustment. Each Class B Warrant entitled the registered holder to purchase, at any time until the second anniversary of the date of the offering memorandum, one share of Common Stock at an exercise price of $0.75, subject to adjustment. The Class A Warrants and the Class B Warrants are redeemable by WallStreet, at a redemption price of $0.05 per Warrant, upon at least 30 days’ prior written notice, commencing six months after the date of the offering memorandum. If the average of the closing bid price of the Common Stock, shall exceed $1.00 per share for the Class A Warrants and $2.68 per share for the Class B Warrants (subject to adjustment) for 20 consecutive business days ending within 3 days of the date on which notice of redemption is given. WallStreet issued 6,325,000 Class A and Class B warrants to investors at the exercise prices of $0.50 and $0.75 respectively, with the fair value of the warrants of $0 calculated using the Black Scholes option pricing model using the assumptions of risk free interest rate of 3.4%, volatility of 0%, and dividend yield of 0%. These securities were issued pursuant to Rule 506 of Regulation D. Cash consideration received for exercise of Class B Warrants amounted to $63,173 during the fiscal year ended August 31, 2007. All unexercised Class A Warrants expired on May 31, 2006. The remaining unexercised Class B Warrants expired on May 31, 2007.

Through a private placement on January 25, 2006 and after the acquisition of WallStreet, the Company sold 8 units to eight accredited investors for cash consideration of $120,000. Each unit sold consists of 15,000 common shares, a redeemable Class C Warrant (the “Class C Warrant”), a redeemable Class D Warrant (the “Class D Warrant”), and a redeemable Class E Warrant (the “Class E Warrant”) of Financial Media Group, Inc. Each Class C Warrant entitles the registered holder thereof to purchase, at any time until the first anniversary of the date of the purchase, 15,000 shares of Common Stock at an exercise price of $1.50 per share, subject to adjustment. Each Class D Warrant entitles the registered holder thereof to purchase, at any time until the second anniversary of the date of the purchase, 15,000 shares of Common Stock at an exercise price of $2.25 per share, subject to adjustment. Each Class E Warrant entitles the registered holder thereof to purchase, at any time until the third anniversary of the date of the purchase, 15,000 shares of Common Stock at an exercise price of $3.75 per share, subject to adjustment. The Class C Warrants, the Class D Warrants and the Class E Warrants (collectively, the “Warrants”) are redeemable by the Company, at a redemption price of $0.05 per share, upon at least 30 days prior written notice. Commencing 12 months from the date of the private placement or upon an effective Registration Statement, whichever is earlier, at the price of $0.05 per Warrant, upon not less than 30 days notice to the holders of the Warrants called for redemption, provided that the average closing bid price of the Common Stock exceeds $2.50 for Class C Warrants, $4.50 for the Class D Warrants and $7.50 for the Class E Warrants for 20 trading days. The holders of the Warrants called for redemption shall have exercise rights until the close of business on the date fixed for redemption. Class C Warrants expired on January 25, 2007, Class D Warrants expire on January 25, 2008, and Class E Warrants expire on January 25, 2009, respectively.

The Company initiated a private placement on September 1, 2006, offering 335 units to accredited investors through its placement agent, Westcap Securities, Inc., a NASD member. The minimum subscription was $15,000 for each unit. Each unit consisted of 10,000 shares of Common Stock, par value $0.001 per share, 5,000 redeemable Class A1 Warrant and 5,000 redeemable Class A2 Warrant of the Company's common stock. Class A1 and A2 Warrant entitles the registered holder thereof to purchase, at any time until the September 1, 2007 and September 1, 2008 respectively, shares of Common Stock at an exercise price of $2.50 per share and $3.50 per share, respectively, subject to adjustment. The Class A1 and A2 Warrants are redeemable by the Company, at a redemption price of $0.05 per share, upon at least 30 days’ prior written notice, commencing on the completion of an effective Registration Statement of the said securities or after September 1, 2007, whichever is earlier, if the average of the closing bid price of the common stock, for 20 consecutive business days exceeds $3.50 per share for the Class A1Warrants, and $4.50 per share for the Class A2 Warrants. The exercise prices and the number of shares issuable upon the exercise of Warrants are subject to adjustment in certain circumstances.  The Company closed the private placement on February 23, 2007. During the year ended August 31, 2007, the Company received a cash consideration of $648,500 from the sale of 432,333 shares of Common Stock under this private placement. No other classes of warrant holders exercised their warrants. Class A1 Warrants expired on August 31, 2007 and Class A2 Warrants expire on August 31, 2008, respectively.

On February 22, 2007, the Company issued 100,000 shares valued at $139,000 for an investment in ‘Wealth Expo’ brand. This investment was fully impaired as of August 31, 2007 as the Company determined that there was no market for the brand.

Through a private placement memorandum of My WallStreet dated March 20, 2007, MyWallStreet offered to sell to accredited investors 6,400,000 units at $0.25 per unit, with each unit consisting of one share of Common Stock, par value $0.001 per share and a redeemable Class A Warrant of My WallStreet, Inc. Each Class A Warrant entitles the registered holder to purchase, at any time until the second anniversary of the date of this memorandum, one share of Common Stock at an exercise price of $0.25. As of August 31, 2007, the Company received $50,000 under this private placement and has not issued the 200,000 shares of Common Stock of My WallStreet, Inc. Class A warrant holders did not exercise their warrants as of August 31, 2007.

On December 6, 2006, the Company entered into a Stock Purchase Agreement to sell up to $2,000,000 worth of common shares through private placement of shares under Regulation S as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Stock Purchase Agreement was terminated on March 31, 2007. In accordance with the agreement, the Company had issued 4,453,190 shares of its common stock under Regulation S to the investor and received cash proceeds of $1,665,836 which amounted to approximately 36% of the total proceeds from sale of its shares as of August 31, 2007. These shares were sold at a price equal to the previous day's last bid price as traded on the Over the Counter Bulletin Board Exchange.

On June 28, 2007, the Company entered into a Stock Purchase Agreement with an investor for private placement of shares under Regulation S as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. As of August 31, 2007, the Company did not sell any common shares to the investor pursuant to the Stock Purchase Agreement.

On June 29, 2007, the Company entered into a Regulation S Distribution Agreement to sell up to $3,000,000 worth of common shares through private placement of shares under Regulation S as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The term of the Distribution Agreement expired on November 29, 2007. As of August 31, 2007, the Company issued 89,421 shares of its common stock under Regulation S to the investors and received cash proceeds of $18,234 which amounted to approximately 33.5% of the total proceeds from the sale of its shares. The Company also received cash consideration of $62,453 for which the Company has not issued 290,218 shares of common stock as of August 31, 2007. These shares were sold at a price equal to the previous day's last bid price as traded on the Over the Counter Bulletin Board Exchange.

On February 1, 2007, the Company granted options to purchase 350,000 shares of its common stock to a consultant in connection with the marketing and distribution strategies pursuant to the terms under the Company’s 2007 Non-Employee Stock Option Plan (“Option Plan”). The exercise price of the options on the date of grant was $0.75 per share and the term was 45 days. On February 22, 2007, the Company received a cash consideration of $262,500 upon the consultant’s exercise of 350,000 options. On June 26, 2007, the Company amended the scope of the consulting agreement of February 1, 2007 and granted options to purchase 1,450,000 shares of its common stock pursuant to the terms under the Company’s Option Plan at the exercise price of $0.31 per share. The Company received in cash consideration $450,000 from the consultant upon exercise of its options on July 27, 2007. During the year ended August 31, 2007, 281,904 shares were issued for consulting services and the fair value of $406,094 was recorded as an expense in the accompanying financials.

On February 6, 2007, the Board of Directors adopted the 2007 Equity Incentive Plan (“Plan”) which was approved by the shareholders on April 11, 2007. The Plan reserves 3,000,000 shares of the Company’s authorized but unissued common stock for issuance under the Plan. The Company has not granted any options under the Plan as of August 31, 2007.

Outstanding Warrants:

Description of Warrants	Exercise Price	Expiration Date	Warrants Outstanding at August 31, 2006	Warrants Issued	Warrants Exercised	Warrants Expired	Warrants Outstanding at August 31, 2007

Class B Warrant	$1.00	05/31/2007	2,730,502	-	63,173	2,667,329	-
Class C Warrant	$1.50	01/25/2007	165,000	-	-	165,000	-
Class D Warrant	$2.25	01/25/2008	165,000	-	-	-	165,000
Class E Warrant	$3.75	01/25/2009	165,000	-	-	-	165,000
Warrant A1	$2.50	08/31/2007	-	244,667	-	244,667	-
Warrant A2	$3.50	08/31/2008	-	244,667	-	-	244,667
Class A - MWS	$1.00	03/20/2009	-	200,000	-	-	200,000
			3,225,502	689,334	63,173	3,076,996	774,667

	Number of Warrants	Weighted Average Exercise Price	Aggregate Intrinsic Value

Outstanding August 31, 2006	3,225,502	$1.23	$3,842,928
Issued during the period	689,334	—
Expired	(3,076,996)	---
Exercised	(63,173)	—
Outstanding August 31, 2007	774,667	$3.21	$—

Following is a summary of the status of warrants outstanding at August 31, 2007:

Range of Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

$2.25 - $3.75	774,667	1.10	$3.21	774,667	$2.64

	774,667	1.10	$3.21	774,667	$2.64

The Company issued 244,667 each of Class A1 and Class A2 warrants to investors at the exercise prices of $2.50 and $3.50 respectively, with the fair value of the warrants of $147,899 and $157,188 calculated using the Black-Scholes option pricing model using the assumptions of risk free interest rate of 4.75%, volatility of 68%, and dividend yield of 0%. These securities were issued pursuant to Rule 506 of Regulation D.

The Company issued 200,000 My WallStreet warrants to investors at the exercise prices of $1.00 with the fair value of the warrants of $180,454 calculated using the Black-Scholes option pricing model using the assumptions of risk free interest rate of 4.75%, volatility of 79%, and dividend yield of 0%.

Outstanding Stock Options:

The number and weighted average exercise prices of options granted by the Company are as follows:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value

Outstanding August 31, 2006	--	$--	$--
Granted	2,550,000	-	-
Exercised	(1,800,000)	-	-
Expired/forfeited	-	-
Outstanding August 31, 2007	750,000	$1.05	$--

Following is a summary of the status of stock options outstanding at August 31, 2007:

Range of Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

$0.01 - $1.25	750,000	7.38	$1.05	50,000	$0.042

	750,000	7.38	$1.05	50,000	$0.042

The Black-Scholes fair value of the above options based on the assumptions stated below was $1,258,401.The total expense for the options vested during the year ended August 31, 2007 was $1,041,796. The value of the unvested options was $216,605 as of August 31, 2007.

1,450,000 45 days options calculated using the Black Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.75%
Dividend yield	0%
Volatility	90%

350,000 45 days options calculated using the Black Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.91%
Dividend yield	0%
Volatility	40%

50,000 two year options calculated using the Black Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.75%
Dividend yield	0%
Volatility	90%

500,000 two year options calculated using the Black Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.75%
Dividend yield	0%
Volatility	103%

200,000 two year options calculated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.75%
Dividend yield	0%
Volatility	76%

17.
On page 37, you disclose the fair values of the various warrants that you issued during the fiscal year ended August 31, 2007. However, with reference to your consolidated statements of stockholders’ deficit on page 26, it is unclear how you have recorded the fair value of these issuances. Please explain.

The Company issued the warrants (Class A1, Class A2 and My WallStreet) as part of equity funding. The fair value of these warrants was recorded as debit to Additional Paid in Capital and credit to Additional Paid in Capital as these warrants were related to equity funding. Accordingly, there is no impact on the stockholders’ deficit.

If you have any comments or questions regarding our response, please contact me or William Barnett, our securities counsel at the Law Offices of William Barnett at (818) 595-7717.

Sincerely,

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer